1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

 December 28, 2010

VIA EDGAR CORRESPONDENCE

Ms. Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Alpine Global Consumer Growth Fund (the “fund”),
            a series of Alpine Equity Trust (the “Trust”)

Post-Effective Amendment No. 39 (the “Amendment”)
Securities Act File No. 33-25378

Investment Company Act File No. 811-05684

Dear Ms. Stirling:

The Trust filed the Amendment on November 3, 2010 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”). The Trust, on behalf of the fund, has also filed a request for acceleration for the Amendment to become effective on December 29, 2010. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with Y. Rachel Kuo and Neesa Patel on December 14, 2010. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Cover letter

Comment No. 1:            The fund’s cover letter states that the fund will invest at least 20% in issuers located outside of the United States. The view of the staff that this percentage should be 40%, or at least 30%.

Response:                       The fund’s principal investment strategies note that under normal market conditions, the fund will invest significantly (at least 40% of its net assets (plus the amount of any borrowings for investment purposes) – unless market conditions are not deemed favorable by the investment adviser in which case the fund would invest at least 30% of its net assets (plus the amount of any borrowings for investment purposes)) in the securities of issuers located outside of the U.S., including in emerging markets.

New York Washington Paris London Milan Rome Frankfurt Brussels in alliance with Dickson Minto W.S., London and Edinburgh

December 28, 2010

Summary Prospectus

Comment No. 2:            Fee table: Confirm that there are no acquired fund fees and expenses for the fund.

Response:                      The fund confirms that there are not expected to be acquired fund fees and expenses above the de minimis threshold of one basis point.

Comment No. 3:            Fee table: Please explain why the fund breaks out interest expenses from other expenses.

Response:	The fund has removed the additional row breaking out interest expenses.

Comment No. 4:            Fee table: The row showing 12b-1 fees should be moved after management fees.

Response:	The disclosure has been revised as requested.

Comment No. 5:            Principal Investment Strategies: Move “(i)” to after “which are principally engaged in...” to make parallel.

Response:	The disclosure has been revised as requested.

Comment No. 6:            Principal Investment Strategies: The fund should add disclosure about how individual securities are selected for purchase and sale.

Response:	The disclosure has been added as requested.

Statutory Prospectus

Comment No. 7:            Principal Investment Strategies and Related Risks: Disclose whether the investment objective can be changed without shareholder vote and add information about the notice to shareholders upon a change to the 80% policy.

Response:	The disclosure has been added and revised as requested.

Comment No. 8:            If something is deemed a principal risk in Item 9 disclosure, there should be a summary in the summary prospectus.

Response:                       The fund confirms that risks that are deemed principal in this section are also described in the summary prospectus. The fund notes, however, that certain additional risks are also described in this section for certain investment strategies that the fund may engage in.

Comment No. 9:            Assuming that this fund will invest in fixed income securities, consider disclosing the maturity and quality parameters for those fixed income securities investments in the principal investment strategies section.

Response:                       While the fund may invest up to 20% in fixed income securities, as disclosed in the prospectus, it does not currently expect to make significant investments in those securities. The fund believes that the current disclosure is adequate to describe its anticipated investments in fixed

December 28, 2010

income securities. Should the fund’s investments in fixed income securities increase or change in nature, the fund will revise the disclosure to provide more information about the maturity and quality parameters for those investments.

Comment No. 10:          Additional risks include the use of leverage and short sales, but it was previously listed above as a principal strategy. Consider adding clarifying disclosure about the fund’s principal and additional risks.

Response:	The disclosure has been clarified with specific headers.

Comment No. 11:          Privacy Notice: Note that it is the staff’s view that the fund cannot include a privacy notice in the prospectus and state that it is not part of the prospectus.

Response:	The disclosure has been deleted as requested.

Statement of Additional Information

Comment No. 12:          Investment Restrictions: Diversification should be a fundamental policy for the fund. For currently existing funds that do not have diversification as a fundamental policy, please confirm that the next a proposal to make the policy fundamental will be proposed at the next shareholder vote.

Response:                       The disclosure for the fund has been revised as requested. The Trust confirms that for the Alpine Cyclical Advantage Property Fund, a diversified fund, the diversification policy will be proposed at the next shareholder vote to be fundamental. The Trust notes, however, that the Alpine Realty Income and Growth Fund is a non-diversified fund and its policy does not need to be made fundamental.

If you have any questions regarding these responses, please do not hesitate to contact Benjamin Haskin at (202) 303-1124 or Neesa Patel at (202) 303-1232.

Very truly yours,

/s/ Y. Rachel Kuo

Y. Rachel Kuo

Enclosures

cc:	Arleen Baez, Alpine Equity Trust Andrew Pappert, Alpine Equity Trust Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP Neesa Patel, Esq., Willkie Farr & Gallagher LLP